Filed by STERIS plc
Commission File No.: 001-38848
Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Cantel Medical Corp.
Commission File No.: 001-31337
Date 05/19/2021
 Corrected Transcript  Total Pages: 15    19-May-2021  1-877-FACTSET www.callstreet.com  Copyright © 2001-2021 FactSet CallStreet, LLC  STERIS Plc (Ireland) (STE)Q4 2021 Earnings Call

STERIS Plc (Ireland) (STE)
Q4 2021 Earnings Call
Corrected Transcript
19-May-2021

CORPORATE PARTICIPANTS

Julie Winter
Vice President, Investor Relations & Corporate Communications, STERIS Plc (Ireland)

Michael Joseph Tokich
Chief Financial Officer, Senior Vice President & Treasurer, STERIS Plc (Ireland)

Walter M. Rosebrough, Jr.
President, Chief Executive Officer & Director, STERIS Plc (Ireland)

Daniel A. Carestio
Senior Vice President, Chief Operating Officer and Director, STERIS Plc (Ireland)

OTHER PARTICIPANTS

David Turkaly
Analyst, JMP Securities LLC

Matthew Mishan
Analyst, KeyBanc Capital Markets, Inc.

Mike Matson
Analyst, Needham & Co. LLC

Chris Cooley
Analyst, Stephens, Inc.

Michael K. Polark
Analyst, Robert W. Baird & Co., Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Good morning, everyone, and welcome to the STERIS plc Fourth Quarter 2021 Conference Call. All participants will be in a listen-only mode. [Operator Instructions] After today's presentation, there will be an opportunity to ask questions. [Operator Instructions] Please also note, today's event is being recorded.

And at this time, I'd like to turn the conference call over to Julie Winter, Investor Relations. Ma'am, please go ahead.

Julie Winter

Vice President, Investor Relations & Corporate Communications, STERIS Plc (Ireland)

...Jamie, and good morning, everyone. Speaking on today's call we have Mike Tokich, our Senior Vice President and CFO; Walt Rosebrough, our President and CEO; and Dan Carestio, our Chief Operating Officer.

I do have a few words of caution before we open for comments. This webcast contains time-sensitive information that is accurate only as of today. Any redistribution, retransmission or rebroadcast of this call without the expressed written consent of STERIS is strictly prohibited. Some of the statements made during this review are or may be considered forward-looking statements. Many important factors could cause actual results to differ materially from those in the forward-looking statements, including, without limitation, those risk factors described in STERIS's securities filings. The company does not undertake to update or revise any forward-looking statements as a result of new information or future events or developments. STERIS's SEC filings are available through the company and on our website.

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 STERIS Plc (Ireland) (STE) Q4 2021 Earnings Call  Corrected Transcript19-May-2021      In addition, on today's call, non-GAAP financial measures, including adjusted earnings per diluted share, adjusted operating income, constant currency organic revenue and free cash flow will be used. Additional information regarding these measures, including definition, is available on today's release. This also includes reconciliations between GAAP and non-GAAP financial measures. Non-GAAP financial measures are presented during this call with the intent of providing greater transparency to supplemental financial information used by management and the board of directors in their financial analysis and operational decision-making.With those cautions, I will hand the call over to Mike...Michael Joseph TokichChief Financial Officer, Senior Vice President & Treasurer, STERIS Plc (Ireland)Thank you, Julie, and good morning, everyone. It's once again my pleasure to be with you this morning to review the highlights of our fourth quarter performance. For the quarter, constant currency organic revenue increased 0.3% as favorable pricing was somewhat offset by organic value, which was slightly lower than last year's strong pre-COVID performance. Key Surgical added $32 million to revenue in the quarter, which is somewhat lower than we originally anticipated due to continued disruption of COVID-19.You will notice that we have a small acquisition called out within AST. In January, we completed the acquisition of one of our suppliers. While this is a vertical integration, we do expect revenue generation of approximately $25 million annually. Gross margin for the quarter was flat with the prior year at 44.3% as favorable pricing and cost management were offset by mix and currency. EBIT margin for the quarter was 22.3% of revenue, an increase of 60 basis points from last year.The adjusted effective tax rate in the quarter was 25% and 20.7% for the full fiscal year, higher than last year and higher than our expectations due to income mix from higher tax rate countries and discrete item adjustments, including stock compensation. As we noted in the release this morning, we have discontinued the use of LIFO. We believe that the FIFO method of accounting is preferable because it more closely resembles the physical flow of our inventory, aligns how we manage the business and improves comparability to other companies.Net income in the quarter was flat at $140.3 million and earnings per share were $1.63. Our balance sheet is a continued source of strength for the company. Our leverage ratio at the end of the fourth quarter is below 1.9 times as we continue to pay down debt post the Key Surgical acquisition. Considering our cash position of $220 million, access to available credit lines and a low leverage ratio, we are well-positioned from a liquidity standpoint. Following the close of Cantel Medical, we expect our leverage ratio to be about 3 times as we take advantage of the financing arrangements already put in place, including our first-ever public debt offering.During the fourth quarter, capital expenditures totaled $74.8 million, while depreciation and amortization was $59 million. Free cash flow for fiscal 2021 was strong at $450.9 million, an increase of approximately $70 million over last year, primarily due to working capital improvements, somewhat offset by higher capital expenditures.With that, I'll turn the call over to Walt for his remarks...Walter M. Rosebrough, Jr.President, Chief Executive Officer & Director, STERIS Plc (Ireland)Thanks, Mike. Good morning, everyone, and thank you for joining us today. Mike has already discussed the quarter, so I will focus on the full year and then turn the call to Dan to discuss our outlook for fiscal 2022. Looking back on FY 2021, STERIS fared better than our most positive expectations at the beginning of this unprecedented  3  1-877-FACTSET www.callstreet.com

 STERIS Plc (Ireland) (STE) Q4 2021 Earnings Call  Corrected Transcript19-May-2021      time in our history. The commitment of our people and the resilience of our businesses allowed us to weather this storm in a positive manner.Remarkably, our revenue was up somewhat in fiscal 2021 as our existing business was stable in total, while we completed acquisitions that added to our growth for the year. Our net income and free cash flow both improved double digits as we managed costs and working capital across the business. From a segment perspective, our Life Science business had another very strong year, growing constant currency organic revenue 11% as our biopharma customers used our consumables and ordered a record amount of capital equipment.Our AST segment also had a very good year, ending up 7% on a constant currency organic revenue basis despite a slow start due to the global decline in healthcare procedure volumes. While global procedures are not yet back to pre-COVID levels, AST was able to grow as the year progressed because our previous capacity expansions allowed us to process single-use products related to COVID treatment, testing and vaccine production. As procedure volumes began to recover in the second half and core medical device customers increased manufacturing, AST has returned to more historic growth rates.Our Healthcare business was clearly the most impacted by the pandemic and the related decline in procedure volumes with constant currency organic revenue down 4% for the year. By the end of the fiscal year, our consumables were trending up nicely, in line with procedures, and capital equipment orders were very strong leading to a record year-end backlog of over $200 million.Our R&D teams have done a great job updating our offerings across our Healthcare business the past year or so. With the addition of Key Surgical and Cantel products and services, along with STERIS's portfolio, we will be better positioned than ever to meet the needs of our customers going forward.The strength of our balance sheet allowed us to operate almost normally last year, increasing our dividend, investing in R&D and capital spending opportunities in all our current businesses, not laying off any of our people for COVID-related volume reductions, completing the acquisition of Key Surgical in November, and executing the merger agreement with Cantel Medical. We believe these long-term-oriented actions will propel future revenue and profitability growth across our business.In support of the Cantel transaction, our people achieved another significant milestone when we completed our first public debt offering. This was after securing investment-grade ratings on our maiden voyage with all three rating agencies. Once the Cantel deal closes and that debt is on our books, we are committed to reducing our leverage to continue to justify those strong ratings. We expect the strength of our balance sheet to remain a hallmark of our company going forward. All in all, considering the additional issues required by the pandemic, a tremendous set of achievements for STERIS this past year.As you might expect, this is my final STERIS earnings call. As I shift to my new role as an adviser to management and the board, I am very pleased to hand the reins to Dan Carestio, who will succeed me as President and CEO. Dan is a veteran Senior Executive of our company, having spent more than two decades at STERIS with increasing responsible leadership roles. He knows the business. He's fortunate to be supported by an outstanding senior management team, most of whom have also been with our company for a decade or more of success. I am confident that our company is in very good hands with Dan and this STERIS leadership team.I want to take a moment also to recognize our analysts. Several of you have been with us for many years, Chris for 12, Larry for 9, Dave and Matt 7 years each. Mike and Mike have picked up coverage fairly recently and we  4  1-877-FACTSET www.callstreet.com

 STERIS Plc (Ireland) (STE) Q4 2021 Earnings Call  Corrected Transcript19-May-2021      certainly value their addition. We appreciate all of your efforts on behalf of your clients and our long-term shareholders. And it has been my absolute pleasure to work with each of you this past decade or so.In closing, I would like to thank the people of STERIS for making our company what it is today, and better yet, what it will be tomorrow. The 13,000 people working every day in pursuit of our mission, soon to be over 16,000, are what make the company tick. I also greatly appreciate our board members the last 14 years. I've been blessed to work with and for the talented and diverse board, and two wonderful Chairmen in Jack Wareham and now Mohsen Sohi. This board's guidance will continue to help Dan and the team move ever forward.And I'm tremendously grateful to all of our long-term shareholders who have believed in the value our company provides to our customers, our people and our shareholders. It's been my honor and pleasure to serve as CEO of this great company for nearly 14 years, and I look forward to its continued successes. I am absolutely confident that the best is yet to come, as you will hear next from Dan while reviewing our outlook. Mr. Carestio?...Daniel A. CarestioSenior Vice President, Chief Operating Officer and Director, STERIS Plc (Ireland)Thanks, Walt. I want to echo Walt and Mike's welcome to all of you. We really appreciate you taking the time to join us today. As Walt discussed, STERIS had a great year in fiscal 2021, all things considered, and we remain very excited about what is yet to come. Not only do we expect a nice rebound in our base business in fiscal 2022, but we look forward to bringing together three great companies, STERIS, Key Surgical, and soon Cantel.That does, however, make modeling of STERIS a bit more difficult for all of you, so I will focus my comments today on our overall outlook and then walk you through our expectations for the new fiscal year.Including acquisitions, we expect total revenue of approximately $4.5 billion. That assumes 10 months of inorganic revenue from Cantel, the remaining 7 months of Key Surgical before it anniversaries, along with smaller AST supplier as inorganic contributors. It also assumes about $15 million favorability from foreign currency.Underlying that growth will be constant currency organic revenue growth of 8% to 9% for legacy STERIS. That growth rate will be driven by a significant rebound in our Healthcare segment, the ongoing success of AST, and lower-than-normal growth versus comparisons to fiscal 2021's very strong performance for the Life Sciences segment.Before moving on to profitability, I wanted to take a moment to discuss the upcoming changes to our segments following the completion of the Cantel acquisition. Today, Cantel has four major businesses: medical, dental, life sciences, and dialysis. Medical and dialysis will become part of STERIS's Healthcare segment. As we have said previously, we anticipate that dental will be its own segment.To more closely align with STERIS's customers, we will split Cantel's life sciences business with their renal business, about 85% of their revenue going to our Healthcare segment and the balance going to our Life Science segment. From a total revenue split perspective, the net impact of all these moves will leave us with the following segment breakdown: Healthcare, 63% of revenue; AST, 17% of revenue; Life Sciences, 11% of revenue; and Dental, 9% of revenue.Operating margins are expected to improve, but they will be tempered a bit as we expect operating expenses such as travel and sales and marketing to come back closer to normal, in particular, in the second half of the year. We continue to believe that the cost synergies of $110 million are achievable for Cantel with about 50% of that  5  1-877-FACTSET www.callstreet.com

 STERIS Plc (Ireland) (STE) Q4 2021 Earnings Call  Corrected Transcript19-May-2021      total recognized in the first 24 months. Our fiscal 2022 outlook includes approximately $25 million of these cost synergies.Adjusted earnings per diluted share are anticipated to be in the range of $7.40 to $7.65, which assumes an adjusted effective tax rate of 21% to 22% and a share count of approximately 99 million diluted shares. This share count assumes that Cantel's convertible notes are converted and settled in cash. We would expect stronger revenue in the second half of our fiscal year with earnings in line with our traditional 45/55 split.From a balance sheet perspective, as Mike discussed, our leverage will initially be a bit higher than normal for STERIS, following the close of Cantel. We have committed to debt repayment as a priority over the next couple years and would expect to be back closer to our normal sweet spot in the mid-2s within that timeframe.As STERIS continues to invest in AST facility expansions and outsourced reprocessing centers, and assuming about $50 million of CapEx for Cantel, our total capital spending is anticipated to be approximately $320 million in fiscal 2022. Free cash flow will be impacted by the integration and deal-related costs of approximately $200 million and, in total, is anticipated to be approximately $380 million. You will recall that we do not adjust free cash flow for deal integration costs.Other than focusing on repaying debt, our capital spending priorities will be the same: dividends, investing in our current businesses, tuck-in M&A and share buybacks. We are confident we have the cash generation capacity to invest appropriately in our growth priorities and reduce our debt in the coming years.I would be remiss if I did not take this opportunity to thank Walt today. Walt has been a mentor to me and the rest of the STERIS leadership team for many years, and I would not be prepared to step into the CEO role without his support and counsel over these past years. Thank you Walt for everything you've done to get STERIS where we are today: a great company, consistently improving to meet the needs that are evolving for our customers, staffed by associates who have safe and rewarding work, and generating above-market returns for our investors as they have come to expect.With that, I will turn the call back over Julie to open up for Q&A. Julie?...Julie WinterVice President, Investor Relations & Corporate Communications, STERIS Plc (Ireland)Thanks, everyone, for your comments. Jamie, if you can just give the instructions, we can get into Q&A.  6  1-877-FACTSET www.callstreet.com

STERIS Plc (Ireland) (STE)
Q4 2021 Earnings Call
Corrected Transcript
19-May-2021

QUESTION AND ANSWER SECTION

Operator: Ladies and gentlemen, at this time, we'll begin the question-and-answer session. [Operator Instructions] Our first question today comes from Dave Turkaly from JMP Securities. Please go ahead with your question.

David Turkaly
Analyst, JMP Securities LLC

Q

Great. Thanks. And Walt, we'll certainly miss you. Time does fly, it's been a great run though. Maybe I can just start with the guidance, the assumption. I know when you bought Cantel, you gave us a backwards look at EBIT contribution, but obviously that was a – kind of a year that had some special impact. So, I was wondering if you might just talk a little bit about what that contribution, you think, that will be now. Obviously, the guide looks like there's some accretion in there from Cantel. And I'm just curious if you might want to share some of the details around specifically that contribution?

Michael Joseph Tokich
Chief Financial Officer, Senior Vice President & Treasurer, STERIS Plc (Ireland)

A

Yeah, Dave. This is Mike. So, obviously, if you look at our guidance, including Cantel, from an EBIT contribution standpoint, they'll have similar EBIT margins that legacy STERIS has, and that EBIT margin dollars will be right around $230 million, $240 million contribution for the for the 10 months of fiscal year 2022.

David Turkaly
Analyst, JMP Securities LLC

Q

Got it. And maybe just as a quick follow up. You mentioned the debt. Congrats on the offering. Could you just tell us sort of what, I guess, the interest assumptions may be there for the year? I imagine you may pay some down as you go along. But maybe sort of the aggregate amount of debt and sort of the interest expense you expect to incur. Thanks a lot.

Michael Joseph Tokich
Chief Financial Officer, Senior Vice President & Treasurer, STERIS Plc (Ireland)

A

Yeah, certainly. So, we did – as Walt and I both mentioned, we did do our first public debt offering for $1.35 billion. We did two tranches, a 10 year and a 30 year, split equally, so about $675 million each. That debt combined is about 3.225%, and then obviously the rest of the debt that we have will be between our private placements, term loans, and whatever we draw on our revolving credit facility. So, what we are projecting is, all in, from a rate standpoint, about 2.5% for the year and just under $4 billion when we start with Cantel, when we close Cantel. And then, obviously, we anticipate paying some of that down throughout the remainder of this fiscal year. And as Dan and I both mentioned, we have the mindset to get back into the low to mid 2s sometime within the next few years.

David Turkaly
Analyst, JMP Securities LLC

Q

Thank you.

Operator: Our next question comes from Matthew Mishan from KeyBanc. Please go ahead with your question.

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STERIS Plc (Ireland) *(STE)*
Q4 2021 Earnings Call
Corrected Transcript
19-May-2021

Matthew Mishan
Analyst, KeyBanc Capital Markets, Inc.
Q

Great. Thank you for taking the questions. Walt, we will definitely miss you, and always appreciated your candor and insight. Thank you very much. Just a follow-up on the modeling questions, are you still planning to bucket Healthcare and Life Sciences with capital equipment, consumables and service. And then, as far as interest expense go – interest expense, tax and share count, could you kind of break out the 1Q 2021 or the first quarter contribution versus the full year given the mid-quarter close?

Michael Joseph Tokich
Chief Financial Officer, Senior Vice President & Treasurer, STERIS Plc (Ireland)
A

Yeah. First of all, to answer your question about the segments, Matt, we are going to continue to report capital, consumables and services or service for both Healthcare and Life Sciences, and obviously, services for just AST, as we typically have done. The one factor that we are looking at is Dental, is how to break that out. We know it's going to be a separate segment. We've got a little bit of work to do in order to figure out what particular breakout we want to go down there. They do have a lot of instruments, especially around the Hu-Friedy standpoint, so more to come on that. And then, Matt, I don't think we're going get into that level of detail on the quarterly breakouts. We're about 99 million shares for the year. Obviously, Cantel is adding almost 15 million of those when we close. So, that's about as much detail as I think we're going to give at this point.

Matthew Mishan
Analyst, KeyBanc Capital Markets, Inc.
Q

Okay. And then just a question around Key Surgical. I think you'd previously thought that the pluses and the minuses can even themselves out in that business from the disruption from COVID-19. Has anything kind of changed there? And for next year, does that grow in line with the company on an organic basis for Key Surgical?

Daniel A. Carestio
Senior Vice President, Chief Operating Officer and Director, STERIS Plc (Ireland)
A

Yeah. This is Dan, Matt. So, what I would say is the long-term view of Key is still incredibly positive and they are highly procedurally driven. And if you recall, we've spoken before, they have much more opportunity in Europe, but they also, complementary, have much more exposure in terms of COVID. And COVID had a much more significant effect in the winter months in Europe than what we had initially anticipated. Now, as we continue to see recovery both in the US or North American market and the European markets, we're seeing the positive trends of Key and we're confident it will come back to track with STERIS's normal procedure rate driven type businesses.

Matthew Mishan
Analyst, KeyBanc Capital Markets, Inc.
Q

And then, big picture, you've seen a couple of your competitors across your businesses go public and previously more under-the-radar areas. Does that change the competitive landscape for you or is it a validation of the opportunity in those areas?

Daniel A. Carestio
Senior Vice President, Chief Operating Officer and Director, STERIS Plc (Ireland)
A

It doesn't change anything in terms of competitive landscape, I would say.

Matthew Mishan
Analyst, KeyBanc Capital Markets, Inc.
Q

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STERIS Plc (Ireland) (STE)
Q4 2021 Earnings Call
Corrected Transcript
19-May-2021

Okay. Thank you very much.

Operator: Our next question comes from Mike Matson from Needham & Company. Please go ahead with your question.

Mike Matson
Analyst, Needham & Co. LLC

Q

Hi. Thanks for taking my questions. And Walt, congrats on the retirement. I know I've only covered the company about a year or so, but enjoyed interacting with you over that time and learning about the company. So, thanks. So, I guess, first, I've tried to back into kind of what the guidance is applying for Cantel revenue, on an annualized basis, it seems like it's around $1.1 billion. Again, that's for the full year. I know you're not going to have it in your numbers for full year, but that's a little bit below. I think we're modeling around – we were modeling around $1.2 billion. So, it also sort of implies the flat growth from the prior sort of 12-month period. Is that right? And why aren't you assuming kind of better growth there, if it is right?

Daniel A. Carestio
Senior Vice President, Chief Operating Officer and Director, STERIS Plc (Ireland)

A

It is right, that's what we're modeling now. Cantel was a beneficiary of a lot of PPE sales, and especially in the late summer, early fall months of this year. And those were obviously pandemic driven and likely not to stick around. So, we've appropriately removed any assumptions on high or continued sustained levels of PPE in the go-forward model.

Walter M. Rosebrough, Jr.
President, Chief Executive Officer & Director, STERIS Plc (Ireland)

A

And relative to STERIS, they are even more heavily procedurally driven and particularly elective procedures. Dental is largely an elective procedure space. And as a result, probably a little slower to come back in our thinking. But again, as Dan has mentioned, on Key, we don't see any difference, the long term, of that and it's very much like our modeling that we put in place when did the deal.

Mike Matson
Analyst, Needham & Co. LLC

Q

Okay. Thanks. And then just on the transition from LIFO to FIFO. Is there any kind of financial impact from that to EPS or cash flow or anything?

Michael Joseph Tokich
Chief Financial Officer, Senior Vice President & Treasurer, STERIS Plc (Ireland)

A

Yeah, Mike, there is, but it's not material at all. And going forward, LIFO has become a very small percentage of our inventory pool. So, we did restate the quarters looking back, we will do the same thing and give more detail in the 10-K when we file it at the end of this month. But nothing material that I would say is going to change directionally the company or the outlook for the company.

Walter M. Rosebrough, Jr.
President, Chief Executive Officer & Director, STERIS Plc (Ireland)

A

I think Mike mentioned it was $0.03 this past year, that gives you an order of magnitude. It's not a big deal.

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STERIS Plc (Ireland) (STE)
Q4 2021 Earnings Call
Corrected Transcript
19-May-2021

Mike Matson
Analyst, Needham & Co. LLC

Q

Okay. Got it. Sorry, I missed that. Thanks guys.

Operator: Our next question comes from Chris Cooley from Stephens, Incorporated. Please go ahead.

[indiscernible] (00:27:15)

Chris Cooley
Analyst, Stephens, Inc.

Q

Can you hear me now?

Michael Joseph Tokich
Chief Financial Officer, Senior Vice President & Treasurer, STERIS Plc (Ireland)

A

Yeah.

Chris Cooley
Analyst, Stephens, Inc.

Q

I'm sorry. Yes. Good morning. Thanks for taking the questions. And Walter, just want to say it's been a true pleasure to work with you these last 12 years. Your accomplishments here have been tremendous and I wish you all the best going forward. Julie and Mike and Dan, you all are stuck with me, let's go for 13.

Daniel A. Carestio
Senior Vice President, Chief Operating Officer and Director, STERIS Plc (Ireland)

A

All right.

Chris Cooley
Analyst, Stephens, Inc.

Q

Yeah. My questions here this morning, if I may, I want to first start on the cash flow guide for the full year. It's impressive. When we look at the $380 million, obviously inclusive of $200 million in charges, if we make that adjustment, you're looking at roughly 13% of the reported revenue guide. But when I think about that, help me kind of unpack what the underlying assumptions are when we think about the margin structure. Because in this most recent quarter on the core STERIS aside, obviously, you had a record operating margin contribution from AST. Life Science tapered a little bit with the consumables coming down. Just want to try and make sure I'm understanding kind of what the underlying assumptions are there on getting to that $380 million for the full year. Then I had a quick follow up. Thank you.

Michael Joseph Tokich
Chief Financial Officer, Senior Vice President & Treasurer, STERIS Plc (Ireland)

A

Yeah. Certainly. Obviously, the deal-related and the integration costs, the $200 million, we're anticipating off of free cash flow. We are, once again, increasing our CapEx pretty substantially, both not only on the STERIS side, in particular for AST facility expansions, but also continued operating room – or ORC expansions, reprocessing expansions within particularly North America. And then we do have about $50 million of CapEx identified specifically for Cantel Medical.

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STERIS Plc (Ireland) *(STE)*
Q4 2021 Earnings Call
Corrected Transcript
19-May-2021

But one of the things that we continue to see, and Dan talked about it a little bit, is on an income standpoint we are anticipating that both travel, sales and marketing will be up significantly year over year. In addition, R&D – continued R&D spend will also increase. So, that's definitely going to have an impact not only on the net income side, but also on the few cash flow standpoint.

And then, the other thing we've done a really nice job on this year is improving and driving improvements in working capital. And we continue to think that we can do that. And then, obviously, I think there's some opportunity longer term with Cantel, on a stand-alone basis, to drive that. But that's going to take us a little bit of time as we integrate the companies to get those benefits, Chris.

Daniel A. Carestio
Senior Vice President, Chief Operating Officer and Director, STERIS Plc (Ireland)

A

Mike, one other comment too on that is we built an awful lot of inventory this year, and – just for our fears around supply chain assurity and things like that. And we're still sitting on an awful lot of that inventory. And as we are optimistic that supply chains will get better in the next six months, we'll probably go back to our more leaner mindset in terms of inventory management. But in an abundance of caution not to stock out for our customers, we've been running a little heavier than normal.

Chris Cooley
Analyst, Stephens, Inc.

Q

Makes sense, and I appreciate all the color there. And then just lastly for me, when I think about just maybe bigger picture looking at the integration going forward, obviously, reeling in Key Surgical and about to close here on the Cantel acquisition. When we look at the guide, there seems to be some changes versus the last kind of major acquisition the company did. And I am thinking back to Synergy, when we think about the related contribution from growth and similarly from margin, help me just think a little bit, though, about kind of how you're approaching this, kind of where you see the kind of key milestones.

And also, I think it's getting – maybe getting lost a little bit here this morning, but you did step up the core STERIS organic guide versus kind of what we've historically seen here. Help us kind of think about, again, what you see there implicit in the guide and what's a little bit different this time when you're doing integration versus Synergy. And I realize they're different businesses, but just trying to think a little bit about where the challenges lie and where you have added confidence. Thanks so much. And again, Walt, all the best.

Daniel A. Carestio
Senior Vice President, Chief Operating Officer and Director, STERIS Plc (Ireland)

A

Yeah. Chris, what I would say is it's a very different [indiscernible] (00:31:47) Synergy was more of a complementary revenue play opportunity with a little bit of cost out, because they were largely present in Europe where we had less presence and there wasn't much overlap between the two. In the case of Cantel, there is significant cost-out opportunity. That's why we've identified $110 million target that we're going after. And a lot of that is in some of the leadership compensation and sort of where we have redundancy amongst executives and folks within the organization. So, we're actively working on, day one now, if you will, all the messaging, all the mapping of who's reporting to who and getting the structures aligned and working with the Cantel teams to get there. So, that's the difference between the two deals in terms of where we are. And we do believe there's probably going to be some revenue synergies out of the complementary portfolio offering. But clearly, we're focused on the cost-out piece early on.

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STERIS Plc (Ireland) (STE)
Q4 2021 Earnings Call
Corrected Transcript
19-May-2021

In terms of the other question, I think, around the margins, we do believe as procedures come back to normal, that will continue to drive growth in our AST business and in our reoccurring revenue consumables businesses, especially in the Healthcare segment, which tend to be higher-margin consumable-type annuity businesses. And we do think that as we get back to pre-COVID levels in the back half of our fiscal year, we'll see a significant benefit from that in our overall margin structure.

Walter M. Rosebrough, Jr.
President, Chief Executive Officer & Director, STERIS Plc (Ireland)

A

Chris, I would add just a comment on that, the same things Dan talked about. This being a much more cost-out type of a deal, first of all, we're fortunate in that – I mean, I use the word fortunate in kind of an odd way. COVID caused both of us to put hiring freezes across much of the company. And so, a big piece of those cost synergies are going to be handled by not hiring people that one or both of us would have hired, because we have people from the two companies. So, a piece of this will go easier than normal. We haven't built that into our model in terms of the cost of synergies. We've included our – what I call normal cost of synergies. We could get a break on that depending on how that works out. Unfortunately, people have to be in the right place at the right time in their career and all those things, but I think that's a real opportunity for us. And we're quite good about using people and not laying people off just to hire somebody else. And so, I think that's a real positive.

And then the second component is, if you look at our history, we eventually get our revenue synergies. We always get our cost synergies. And so, if I were a betting person, Mr. Carestio and Mr. Tokich being able to get $110 million, I'd take the bet all day long for as big a bet you want to make.

Chris Cooley
Analyst, Stephens, Inc.

Q

Thank you.

Operator: [Operator Instructions] Our next question comes from Michael Polark from Baird. Please go ahead with your question.

Michael K. Polark
Analyst, Robert W. Baird & Co., Inc.

Q

Hey. Good morning. Thank you for taking the question. I have a couple. We'll follow the Synergy thread there. I'm curious the $200 million of deal and integration-related expenses this year, can you help frame the potential tail to that into the next fiscal year? And within the $200 million, what portion of that do you consider truly one-time and deal related, consulting, legal, transaction expenses; and what portion of that is investment you're making to capture the guided cost synergies?

Michael Joseph Tokich
Chief Financial Officer, Senior Vice President & Treasurer, STERIS Plc (Ireland)

A

Yeah. Mike. So, I mean, I would say that our math, they're fairly equal, $100 million and $100 million: $100 million to obtain cost synergies and then $100 million for the cost – the deal related, obviously, the attorney's fees, the banker's fees, the accountant's fees, the banks themselves going through everything we've done from financing standpoint. So, those are about equal. The bulk of the deal costs should be done, obviously, this fiscal year, would be our guess. And we'll have a little bit of a tail as we continue to gain some synergies – cost synergies, we'll have to pay for that. Remember, our mindset was – when we did the announcement, our assumptions were in order to obtain that $110 million of cost synergies, it was going to cost us about one for one from a cost standpoint to attain those synergies. So, that's what that $200 million represents.

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STERIS Plc (Ireland) *(STE)*
Q4 2021 Earnings Call
Corrected Transcript
19-May-2021

Michael K. Polark
Analyst, Robert W. Baird & Co., Inc.

Q

Got it. Just scribbling down notes here.

Michael Joseph Tokich
Chief Financial Officer, Senior Vice President & Treasurer, STERIS Plc (Ireland)

A

That's fine.

Michael K. Polark
Analyst, Robert W. Baird & Co., Inc.

Q

Yeah. Thank you for that, Mike. On the comment on ORC as an influence on the CapEx step-up caught my ear. I know it's a small piece of the business. I don't hear a ton about it. But I'd imagine you're not putting dollars into the ground and hoping customers come. So, are there wins there to talk about that are driving the CapEx comment for ORCs?

Daniel A. Carestio
Senior Vice President, Chief Operating Officer and Director, STERIS Plc (Ireland)

A

This is Dan. Michael, I would say they're not material in terms of the broader picture of STERIS. But it does cost some capital, similar to an AST-type [ph] location (00:37:36) in that there is a startup ramp-up period, where it may be initially a bit dilutive until the volume grows. But no, we build those not on speculation, but on relationship and contracts with our customers. And we are very confident that when we're putting brick and mortar in the ground that we're in a market with committed contracts and customers.

Michael K. Polark
Analyst, Robert W. Baird & Co., Inc.

Q

Yeah. Three more quick ones, I promise. The AST supplier acquisition, supplier of what?

Daniel A. Carestio
Senior Vice President, Chief Operating Officer and Director, STERIS Plc (Ireland)

A

Oh, they make our e-beam and X-ray equipment and conveyance systems and control systems for the non-isotope radiation.

Michael K. Polark
Analyst, Robert W. Baird & Co., Inc.

Q

Helpful. What's the latest thinking on the vaccine as a catalyst in Life Sciences? The equipment number was quite strong in the quarter. I continue to over-model the consumables piece. And so, as we sit here with the US vaccination progress demonstrable mid-May, world's catching up or ex-US is catching up, like what's the vibe there? What's your view on near-term sequential direction of some of those numbers within Life Sciences?

Daniel A. Carestio
Senior Vice President, Chief Operating Officer and Director, STERIS Plc (Ireland)

A

Yeah. I'll go back to what we've talked about in the past. And we got a lift on COVID in Life Sciences consumables, but much of it was pre-buying from our customers. It wasn't necessarily attributed to COVID vaccine demand. There was some, I mean – and we did get some tailwinds from it. But really, it was the buy ahead on products that weren't necessarily relative to COVID vaccine manufacturing. Now, we do think that it did have positive impact on our capital equipment business. And we saw a number of units sold into Asia, in

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STERIS Plc (Ireland) (STE)
Q4 2021 Earnings Call
Corrected Transcript
19-May-2021

particular, that were specifically for vaccine-type startup facilities that they were putting up quickly. Yeah, long term, it's not a negative, I can tell you that. But you're not going to see a – I'd assume that we've hit the plateau off the peak and we'll modestly grow from there as opposed to continuing to grow off of the trajectory that we expected to see as it relates specifically to COVID vaccines.

Michael K. Polark
Analyst, Robert W. Baird & Co., Inc.

Q

Yeah.

Walter M. Rosebrough, Jr.
President, Chief Executive Officer & Director, STERIS Plc (Ireland)

A

And with Dan's modestly grow, it is our fastest-growing business.

Daniel A. Carestio
Senior Vice President, Chief Operating Officer and Director, STERIS Plc (Ireland)

A

Right.

Walter M. Rosebrough, Jr.
President, Chief Executive Officer & Director, STERIS Plc (Ireland)

A

Modestly grow as it relates to being a Life Science business that does consumables.

Daniel A. Carestio
Senior Vice President, Chief Operating Officer and Director, STERIS Plc (Ireland)

A

That's right.

Michael K. Polark
Analyst, Robert W. Baird & Co., Inc.

Q

Last one, I promise, probably for Mike. So, a couple of questions on the debt and interest expense, so appreciate the comments so far. My question is really narrow. For the June quarter, I think you put this debt in place at the very beginning of this quarter. Correct me if I'm wrong on that, call it April 1, give or take. I was looking through the prior press releases. For the reporting of adjusted EPS, are you going to exclude the interest expense related to the financing until the Cantel deal closes or would we expect a full quarter of interest expense in this June quarter?

Michael Joseph Tokich
Chief Financial Officer, Senior Vice President & Treasurer, STERIS Plc (Ireland)

A

Michael, you're right, we did put that financing in place in April so that it is in FY 2022. And we will not be adjusting any of that out. Obviously, it's a two-month overhang, if you will, for putting that in place. So, you should expect the full year of the higher interest expense for the Cantel acquisition.

Michael K. Polark
Analyst, Robert W. Baird & Co., Inc.

Q

All right. Thank you very much.

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STERIS Plc (Ireland) (STE) Q4 2021 Earnings Call  Corrected Transcript19-May-2021      Walter M. Rosebrough, Jr.President, Chief Executive Officer & Director, STERIS Plc (Ireland)You're welcome.  15  1-877-FACTSET www.callstreet.com  A  ...Operator: And ladies and gentlemen, I'm showing no additional questions. I'd like to turn the floor back over to the management team for any closing remarks...Julie WinterVice President, Investor Relations & Corporate Communications, STERIS Plc (Ireland)Thanks, Jamie, and thanks, everybody, for taking the time to joining us. And look forward to catching up with many of you in the coming days...Operator: And ladies and gentlemen, with that, we'll conclude today's conference call. We do thank you for attending today's presentation. You may now disconnect your lines.  DisclaimerThe information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein.THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED "AS IS," AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet, LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NON-INFRINGEMENT. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER FACTSET CALLSTREET, LLC NOR ITS OFFICERS, MEMBERS, DIRECTORS, PARTNERS, AFFILIATES, BUSINESS ASSOCIATES, LICENSORS OR SUPPLIERS WILL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS OR REVENUES, GOODWILL, WORK STOPPAGE, SECURITY BREACHES, VIRUSES, COMPUTER FAILURE OR MALFUNCTION, USE, DATA OR OTHER INTANGIBLE LOSSES OR COMMERCIAL DAMAGES, EVEN IF ANY OF SUCH PARTIES IS ADVISED OF THE POSSIBILITY OF SUCH LOSSES, ARISING UNDER OR IN CONNECTION WITH THE INFORMATION PROVIDED HEREIN OR ANY OTHER SUBJECT MATTER HEREOF.The contents and appearance of this report are Copyrighted FactSet CallStreet, LLC 2021 CallStreet and FactSet CallStreet, LLC are trademarks and service marks of FactSet CallStreet, LLC. All other trademarks mentioned are trademarks of their respective companies. All rights reserved.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This communication contains forward-looking statements within the meaning of the federal securities laws about STERIS, Cantel and the proposed transaction. Forward-looking statements speak only as to the date the statement is made and may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “outlook,” “impact,” “potential,” “confidence,” “improve,” “optimistic,” “deliver,” “orders,” “backlog,” “comfortable,” “trend”, and “seeks,” or the negative of such terms or other variations on such terms or comparable terminology. These forward-looking statements are based on our respective management’s current expectations, estimates or forecasts about our businesses, the industries in which we operate and current beliefs and assumptions of management and are subject to uncertainty and changes in circumstances. Readers of this communication should understand that these statements are not guarantees of performance or results. Many important factors could affect actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this communication. No assurances can be provided as to any result or the timing of any outcome regarding matters described in STERIS’s or Cantel’s securities filings or otherwise with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, cost reductions, business strategies, earnings or revenue trends or future financial results. Unless legally required, STERIS and Cantel do not undertake to update or revise any forward-looking statements even if events make clear that any projected results, express or implied, will not be realized. These risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements include, without limitation:

•	the possibility that the closing conditions to the proposed transaction may not be satisfied or waived;
•	delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction;
•
the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated;

•	the occurrence of any event that could give rise to termination of the merger agreement;
•
the risk that shareholder/stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transactions or result in significant costs of defense, indemnification and liability;

•	risks related to the disruption of the proposed transaction to STERIS, Cantel and our respective managements;
•	risks relating to the value of the STERIS shares to be issued in the transaction;
•	the effect of announcement of the proposed transaction on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties;
•	the impact of the COVID-19 pandemic on STERIS’s or Cantel’s operations, performance, results, prospects, or value;

•	STERIS’s ability to achieve the expected benefits regarding the accounting and tax treatments of the redomiciliation to Ireland (“Redomiciliation”);
•
operating costs, Customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, Customers, clients or suppliers) being greater than expected following the Redomiciliation;

•
STERIS’s ability to meet expectations regarding the accounting and tax treatment of the Tax Cuts and Jobs Act (“TCJA”) or the possibility that anticipated benefits resulting from the TCJA will be less than estimated;

•
changes in tax laws or interpretations that could increase our consolidated tax liabilities, including changes in tax laws that would result in STERIS being treated as a domestic corporation for United States federal tax purposes;

•	the potential for increased pressure on pricing or costs that leads to erosion of profit margins;
•
the possibility that market demand will not develop for new technologies, products or applications or services, or business initiatives will take longer, cost more or produce lower benefits than anticipated;

•
the possibility that application of or compliance with laws, court rulings, certifications, regulations, regulatory actions, including without limitation any of the same relating to FDA, EPA or other regulatory authorities, government investigations, the outcome of any pending or threatened FDA, EPA or other regulatory warning notices, actions, requests, inspections or submissions, or other requirements or standards may delay, limit or prevent new product or service introductions, affect the production, supply and/or marketing of existing products or services or otherwise affect STERIS’s or Cantel’s performance, results, prospects or value;

•
the potential of international unrest, economic downturn or effects of currencies, tax assessments, tariffs and/or other trade barriers, adjustments or anticipated rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs;

•	the possibility of reduced demand, or reductions in the rate of growth in demand, for STERIS’s or Cantel’s products and services;
•	the possibility of delays in receipt of orders, order cancellations, or delays in the manufacture or shipment of ordered products or in the provision of services;
•
the possibility that anticipated growth, cost savings, new product acceptance, performance or approvals, or other results may not be achieved, or that transition, labor, competition, timing, execution, regulatory, governmental, or other issues or risks associated with STERIS’s and Cantel’s businesses, industry or initiatives including, without limitation, those matters described in STERIS’s and Cantel’s respective Annual Reports on Form 10-K for the year ended March 31, 2020 and July 31, 2020, respectively, and other securities filings, may adversely impact STERIS’s and/or Cantel’s performance, results, prospects or value;

•	the impact on STERIS and its operations, or tax liabilities, of Brexit or the exit of other member countries from the EU, and STERIS’s ability to respond to such impacts;
•
the impact on STERIS, Cantel and their respective operations of any legislation, regulations or orders, including but not limited to any new trade or tax legislation, regulations or orders, that may be implemented by the U.S. administration or Congress, or of any responses thereto;

•
the possibility that anticipated financial results or benefits of recent acquisitions, including the acquisition of Key Surgical, or of STERIS’s restructuring efforts, or of recent divestitures, or of restructuring plans will not be realized or will be other than anticipated;

•	the effects of contractions in credit availability, as well as the ability of STERIS’s and Cantel’s Customers and suppliers to adequately access the credit markets when needed;
•	STERIS’s ability to complete the acquisition of Cantel, including the fulfillment of closing conditions and obtaining financing, on terms satisfactory to STERIS or at all; and
•	other risks described in STERIS’s and Cantel’s respective most recent Annual Reports on Form 10-K and other reports filed with the Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on any forward-looking statements included in this communication, which speak only as of the date of this communication. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by applicable law. This cautionary statement is applicable to all forward-looking statements contained in this communication.

No Offer or Solicitation

This announcement is for informational purposes only and is not an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, STERIS has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS OF STERIS AND CANTEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus has been mailed to stockholders of Cantel. Investors and security holders may obtain the documents free of charge at the SEC’s website, www.sec.gov, from Cantel at its website, www.Cantelmedical.com, or by contacting Cantel’s Investor Relations Department at (973) 890-7220, or from STERIS at its website, www.steris.com, or by contacting STERIS’s Investor Relations Department at (440) 392-7245.